Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

UEL Esports, Inc
3555 BOWMAN RD
SEAFORD, DE 19973
https://uelesports.com

Up to $1,234,999.91 in Common Stock at $1.49
Minimum Target Amount: $123,999.29

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: UEL Esports, Inc
Address: 3555 BOWMAN RD, SEAFORD, DE 19973
State of Incorporation: DE
Date Incorporated: February 20, 2024

Terms:

Equity

Offering Minimum: $123,999.29 | 83,221 shares of Common Stock
Offering Maximum: $1,234,999.91 | 828,859 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.49
Minimum Investment Amount (per investor): $250.32

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus

For family, friends, and friends of family, your support of UEL Esports Inc. means extra bonus shares!

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks | 2% bonus shares

Early Bird 2: Invest $1,000+ within the first 2 weeks | 4% bonus shares

Early Bird 3: Invest $5,000+ within the first 2 weeks | 10% bonus shares

Early Bird 4: Invest $10,000+ within the first 2 weeks | 15% bonus shares

Early Bird 5: Invest $25,000+ within the first 2 weeks | 35% bonus shares

Early Bird 6: Invest $50,000+ within the first 2 weeks | 40% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 7% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 8% bonus shares

Amount-Based Perks

Fan Favorite: $2500+ | 5% bonus shares, plus an exclusive UEL Esports branded merchandise item.

Game Changer: $10,000+ | 7% bonus shares, includes UEL Esports exclusive t-shirt and cap.

Strategy Session: $5,000+ | Receive a virtual meet-and-greet with a top esports player and 5% bonus shares.

VIP Game-day: $15,000+ | All previous perks plus VIP access to one event, behind-the-scenes tour, and 12% bonus shares.

Hall of Fame: $25,000+ | Includes private gaming session with esports experts, all gear from previous tiers, and 20% bonus shares.

Endgamers Lounge: $50,000+ | Investment gets a named position in an advertising space, all perks from previous tiers, plus 25% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

<p align="center">The 10% StartEngine Venture Club Bonus</p>

<p align="center">UEL Esports Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.</p>

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.49 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $149. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

UEL Esports, Inc ("the Company") was formed in Delaware on February 20th, 2024. Our innovative "Wheel" mechanic aims to redefine competition by showcasing the world's most versatile gamers. Competitors must weave in and out of shooting, fighting, sports, strategy, and racing games to claim victory. Just like the UFC celebrates mixed martial arts, we celebrate ultimate mastery in gaming (Endgaming).

Corporate Structure

On February 20, 2024, UEL Esports, Inc. was established as a Delaware C-Corporation. On the same date, UEL Sports, Inc. became the parent entity to Ultimate End Gamers League, LLC, which was formed in the

Commonwealth of Virginia on February 14th, 2020. The scope and operations of this company, however, remained unchanged. This change was made to facilitate the Company's growth strategy and better align with its future capital-raising and operational objectives. There was no change in ownership, control, or operations as a result of this reorganization.

CEO Prior Bankruptcy

In December 2018, the CEO, Principal Accounting Officer, and a member of the Board of Directors of UEL Esports, Titus Nathaniel Walker Jr., filed for Chapter 7 bankruptcy protection, citing personal debts totaling $248,000. The bankruptcy was discharged in March 2019. This financial hardship was attributed to the loss of his real estate job. Since the discharge, Mr. Walker has made significant lifestyle and professional adjustments, including securing new employment, reducing personal expenses, adopting a single-credit-card approach to personal finance, and transitioning into a new business sector to mitigate future risks.

In September 2024, a judgment was entered against Mr. Walker for $50,350 related to unpaid personal medical bills. Mr. Walker has initiated a repayment plan and continues to make payments toward the remaining balance.

Competitors and Industry

Competitors

Only one percent of one percent of gamers ever get the chance to go pro—and only if they focus on a single, dominant title. This system blocks 99.9% of talented players, sidelining their dreams. Developers face similar challenges: of the ~14,000 games made every year, only a handful gain visibility due to market saturation and sky-high marketing costs (up to 50% of budgets).

The esports industry, worth $1.5+ billion, is dominated by a few games, creating a fragile ecosystem that excludes versatile gamers and independent developers. We believe traditional platforms fall short because they:

- Rely on Single Titles, creating an unsustainable model.

- Limit Gamers' Opportunities, ignoring talent that doesn't fit a narrow mold.

- Fail to Innovate, leaving the demand for diverse competition unmet.

- Disconnect Sponsors, who struggle to reach untapped audiences.

Industry

The global gaming industry is a colossal force, engaging over 3.3 billion gamers worldwide and projected to generate $500+ billion in revenue in 2025.

Within this vast landscape, the esports sector is projected to surpass $1.87 billion by 2025, driven by rapid growth in viewership, sponsorships, and interactive platforms. With over 500 million viewers globally, esports is expanding at a 14.5% compound annual growth rate (CAGR).

Current Stage and Roadmap

Current Stage

UEL unlocks multiple scalable revenue opportunities, positioning us to drive growth and profitability through:

- Tournaments and Events: Sponsorships, ticket sales, and global broadcasts of our combines, drafts, and season matches, creating high-profile engagement and community-driven events.

- Developer Collaborations: Featuring games on the UEL Wheel, offering developers global visibility and real-time feedback from top-tier players. These partnerships include sponsorship tiers, game incubation, and marketing services.

- Publishing Platform: Becoming a publisher of UEL Wheel games, generating revenue from game sales, marketing, and distribution. Developers partner with UEL to feature their titles on our platform and reach diverse audiences.

- Localized Community Hubs: Establishing UEL hubs and hosting skill challenges and tournaments in local gaming centers worldwide, driving grassroots engagement and expanding reach.

- UEL TV: Content Monetization: Leveraging UEL TV for exclusive content, including live matches, behind-the-scenes stories, skill challenges, and educational programming, monetized through ads, subscriptions, and partnerships.

- Merchandising and Licensing: Offering branded merchandise like jerseys, gaming chairs, and collectibles, connecting fans to the UEL experience while expanding brand visibility.

Future Roadmap

With UEL, we aim to find the best gamers in specific titles; we're discovering who the best gamers in the world truly are. We aim to give gamers everywhere the chance to compete the way they've always dreamed and shining a light on a League that breaks boundaries.

The Team

Officers and Directors

Name: Titus Nathaniel Walker Jr

Titus Nathaniel Walker Jr's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, CEO, Director, Principal Accounting Officer
  Dates of Service: November, 2019 - Present
  Responsibilities: I am the one who manages the major roles within the company and hires and fires high level execs

Other business experience in the past three years:

- Employer: NVR
  Title: Salesperson
  Dates of Service: September, 2015 - July, 2022
  Responsibilities: I would help market and sell homes in new communities

Name: Allen, Lawrence, Andre Jr.

Allen, Lawrence, Andre Jr.'s current primary role is with Blinds To Go. Allen, Lawrence, Andre Jr. currently services 25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Construction Officer
  Dates of Service: July, 2020 - Present
  Responsibilities: Works with Senior Management on all projects to ensure alignment throughout the organization. Responsible for venue design, production and stage construction.

Other business experience in the past three years:

- Employer: Blinds To Go
  Title: Installation Manager
  Dates of Service: October, 2020 - Present
  Responsibilities: Manage subcontractors that provide installation services of companies product. Manage employee project coordinators.

Name: Ryan Grieb

Ryan Grieb's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Innovations officer
  Dates of Service: January, 2020 - Present
  Responsibilities: Leading representative of UEL building organizations network. Integrate new future focused processes and equipment.

Other business experience in the past three years:

- Employer: Caci
  Title: Analyst
  Dates of Service: May, 2015 - July, 2022
  Responsibilities: Intelligence analyst

Name: Peter Irving

Peter Irving's current primary role is with Untheckable Digital LLC. Peter Irving currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Strategy Officer
  Dates of Service: October, 2024 - Present
  Responsibilities: Chief Strategy Officer, Director

Other business experience in the past three years:

- Employer: Untheckable Digital LLC
  Title: CEO, President
  Dates of Service: March, 2022 - Present
  Responsibilities: Technology Consultant

Name: Alyse Nanetta Munoz

Alyse Nanetta Munoz's current primary role is with 3g Counseling, LLC. Alyse Nanetta Munoz currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Wellness Officer
  Dates of Service: February, 2024 - Present
  Responsibilities: As Chief Wellness Officer for the Ultimate Endgamer's League, Alyse Munoz leads initiatives to embed wellness, performance, and education into the gaming culture, aligning with the league's "Players First" philosophy. Her focus is on optimizing mental health and resilience for elite gamers.

Other business experience in the past three years:

- Employer: 3g Counseling, LLC
  Title: Owner
  Dates of Service: September, 2021 - Present
  Responsibilities: Owner and clinician that provides coaching and clinical counseling services to private clients.

Name: Mohammad Owais Farooqui

Mohammad Owais Farooqui's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Marketing Officer
  Dates of Service: November, 2023 - Present
  Responsibilities: Chief Marketing Officer responsible for all marketing (branding, product awareness, demand generation), business development, sponsorships, etc.

Other business experience in the past three years:

- Employer: Verisart
  Title: Chief Marketing Officer
  Dates of Service: August, 2022 - January, 2023
  Responsibilities: Manage marketing initiatives (marketing, product awareness, demand generation) and business development.

Other business experience in the past three years:

- Employer: Glimpse
  Title: Chief Marketing Officer
  Dates of Service: January, 2022 - May, 2022
  Responsibilities: Manage marketing initiatives (marketing, product awareness, demand generation) and business development.

Other business experience in the past three years:

- Employer: Arcos
  Title: Marketing Director
  Dates of Service: February, 2022 - September, 2022
  Responsibilities: Manage marketing initiatives (marketing, product awareness, demand generation) and business development.

Name: Peter Adams Wettergreen

Peter Adams Wettergreen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member, Chief Technical Officer, Team Owner
  Dates of Service: October, 2023 - Present
  Responsibilities: I purchased a team, provided short term loans that have been repaid.

Other business experience in the past three years:

- Employer: Wettergreen LLC
  Title: Owner
  Dates of Service: January, 2017 - Present
  Responsibilities: Cyber Security, ComputerTechnology and Facility Management Company

Other business experience in the past three years:

- Employer: SDA Solutions LLC
  Title: Director of Operations
  Dates of Service: October, 2017 - Present
  Responsibilities: Managing Cyber Security personnel on DoD and Federal contracts

Name: Anthony Lucas Fuentes

Anthony Lucas Fuentes 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: COO
  Dates of Service: November, 2024 - Present
  Responsibilities: As COO of UEL, I oversee daily operations and drive strategic initiatives, ensuring the successful execution of our mission to innovate and grow the esports industry.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been

reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and

investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could

harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Judgment Against CEO for Unpaid Medical Bills

In September 2024, a judgment was entered against the CEO of UEL Esports, Titus Nathaniel Walker Jr., for $50,350 related to unpaid medical bills. While Mr. Walker has begun a repayment plan, there is a risk that his personal financial obligations could create reputational concerns or impact stakeholders' confidence in the Company. This judgment does not directly involve UEL Esports but may affect its overall management.

CEO's Personal Bankruptcy Filing

In December 2018, Mr. Walker filed for Chapter 7 bankruptcy, discharging $248,000 in personal debts by March 2019. Although this bankruptcy was due to the loss of his real estate job and preceded his role at UEL Esports, it highlights past financial challenges that may concern potential investors. There is no assurance that Mr. Walker's past financial difficulties will not influence stakeholders' views of the company's risk profile.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Titus Walker Jr	7,000,000	Common Stock	69.4%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 828,859 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 10,086,670 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

We have NOT made any issuances of securities within the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was 45607 compared to 50714 in fiscal year 2023. This increase was due to the increase in community size and the ability to sell teams at a higher price

Cost of Sales

Cost of Sales for fiscal year 2022 was $5011 compared to$ 3757 in fiscal year 2023. The ability to increase community through word of mouth marketing and selling of merchandise

Gross Margins

Gross margins for fiscal year 2022 were $10.99. compared to $7.4. Margins have improved due to the CAC declining as we have grown a larger overall market presence and trust within the gaming community

Expenses

Expenses for fiscal year 2022 were $146,378 compared to $143,821in fiscal year 2023. This decrease is primarily to a decrease in the cost of rent and the teams owned by the league winning for season 6, and 7

Historical results and cash flows:

Historical Results & Cash Flows

Primarily, money was earned from team sales and merchandise sales. The company, in 2024, has created a sales team for developer sales and seen a 10x increase in company revenue due to this fact. The company is currently in the growth stage and revenue generating. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of the significant shift in revenue generation strategies with the addition of the sales team, and the resulting increase in developer sales. Past cash was primarily generated through sales and equity investments, with initial revenue relying on the team's merchandise sales and external funding from executives. Our goal is to improve revenue 10x again by expanding our developer sales, increasing our product offerings, and enhancing our merchandise sales through targeted marketing and partnerships. We also aim to further scale our operations by investing in technology and customer engagement initiatives that will drive long-term growth.

We believe the company's historical cash flows are not representative of what is to be expected in the future because the addition of a dedicated sales team has already shown a substantial impact on revenue growth. As we continue to refine our sales strategy and expand into new markets, the future revenue streams will be much more diversified and robust, which is expected to lead to sustained and accelerated cash flow growth.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 2024, the Company has capital resources available in the form of $1500 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support marketing and sales teams.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 100% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $15,000, we anticipate the Company will be able to operate for 1 month. This is based on a current monthly burn rate of $6500 for expenses related to rent, electricity, internet, trash.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 3 years. This is based on a projected monthly burn rate of $90,000 for expenses related to salaries, advertising, marketing, expansion.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including sales of the team in texas 400,000 and 4 future expansion teams.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $15,029,138.30

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $123,999.29 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  10.0%
  We will use 10% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  4.5%
  We will use 4.5% of the funds raised to purchase inventory for the Company's production in preparation of expansion and/or launch of tour, and season 10 as well as the tv series.

- Company Employment
  50.0%
  We will use 50% of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Sales and Marketing, Customer service, etc. Wages to be commensurate with training, experience and position.

- Working Capital
  13.0%
  We will use 13% of the funds for working capital to cover expenses for the initial launch, Tour, etc. as well as ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing:
  5.0%
  We will use 5% of the funds to market the crowdfunding campaign.

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,999.91, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  10.0%
  We will use 10% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  4.5%
  We will use 4.5% of the funds raised to purchase inventory for the Company's production in preparation of expansion and/or launch of tour, and season 10 as well as the tv series.

- Company Employment
  50.0%
  We will use 50% of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Sales and Marketing, Customer service, etc. Wages to be commensurate with training, experience and position.

- Working Capital
  13.0%
  We will use 13% of the funds for working capital to cover expenses for the initial launch, Tour, etc. as well as ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing:
  5.0%
  We will use 5% of the funds to market the crowdfunding campaign.

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://uelesports.com (https://uelesports.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/uel-esports

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR UEL Esports, Inc

[See attached]



UEL Esports, Inc
(the "Company")
a Delaware Corporation

Consolidated Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2022 & 2023

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

_____

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: UEL Esports, Inc. Management

We have reviewed the accompanying financial statements of UEL Esports, Inc (the Company) which comprise the consolidated statement of financial position as of December 31, 2023 & 2022 and the related consolidated statements of operations, consolidated statement of changes in shareholders' equity, and consolidated statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
December 7, 2024

UEL ESPORTS, INC
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash & Cash Equivalents	36	1,494
Accounts Receivable	5,900	5,000
Other Current Assets	13,800	10,500
Total Current Assets	19,736	16,994
Non-Current Assets:		
Fixed Assets	60,877	58,127
Accumulated Depreciation	(16,718)	(11,179)
Total Non-Current Assets	44,159	46,948
TOTAL ASSETS	63,895	63,942
LIABILITIES AND EQUITY		
Current Liabilities:		
Short Term Business Loans	23,756	43,328
Short Term Loans from Partners	122,916	-
Total Current Liabilities	146,672	43,328
Non-Current Liabilities:		
Long-Term Loans From Partners	3,520	-
Total Non-Current Liabilities	3,520	-
TOTAL LIABILITIES	150,191	43,328
EQUITY		
APIC	531,926	472,376
Retained Earnings	(618,222)	(451,762)
TOTAL EQUITY	(86,296)	20,614
TOTAL LIABILITIES AND EQUITY	63,895	63,942

See Accompanying Notes to these Unaudited Financial Statements

UEL ESPORTS, INC
CONSOLIDATED STATEMENT OF OPERATIONS

	Year Ended December 31,	
	2023	**2022**
Revenues		
Sales	10,715	61,213
Services	-	5,500
Billable Expense Income	-	-
Cost of Goods Sold	3,758	(338)
Gross Profit	6,957	67,051
Operating Expenses		
Advertising & Marketing Expenses	5,753	8,596
Selling, General & Administrative Expenses	328,387	372,261
Payroll Expenses	-	42,899
Rent & Lease	3,000	17,500
Taxes & Licenses	-	164
Professional Expenses	499	1,352
Depreciation Expense	5,539	7,577
Total Operating Expenses	**343,178**	**450,349**
Total Loss from Operations	**(336,221)**	**(383,298)**
Other Income		
Other Income	40,000	9,681
Other Expenses		
Other Expenses	(49)	(140)
Total Other Income/Expense	**39,951**	**9,541**
Earnings Before Income Taxes, Depreciation, and Amortization	**(290,731)**	**(366,181)**
Net Income (Loss)	*(296,271)*	*(373,757)*

See Accompanying Notes to these Unaudited Financial Statements

UEL ESPORTS, INC
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock			Retained earnings	
	# of Shares	$ Amount	APIC	(Deficit)	Total Shareholder's Equity
Beginning balance at 1/1/22	8,000,000	800	530,926	(426,576)	105,150
Issuance of Common Stock				-	-
Additional Paid in Capital				-	-
Prior Period Adjustment		(800)	(58,550)	348,572	289,222
Net income (loss)				(373,757)	(373,757)
Ending balance at 12/31/22	8,000,000	-	472,376	(451,762)	20,614
Issuance of Common Stock	1,036,670	104		-	-
Additional Paid in Capital	-	-		-	-
Prior Period Adjustment			59,550	129,810	189,360
Net income (loss)	-	-		(296,271)	(296,271)
Ending balance at 12/31/23	9,036,670	104	531,926	(618,222)	(86,296)

See accompanying Notes to these Unaudited Financial Statements

UEL ESPORTS, INC
CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,	
	2,023	2,022
OPERATING ACTIVITIES		
Net Income (Loss)	(296,271)	(373,757)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation Expense	5,539	7,577
Accounts Receivable	(900)	500
Other Current Assets	(3,300)	3,300
Short Term Business Loans	(19,573)	4,049
Short Term Loans from Partners	122,916	(43,297)
Prior Period Adjustments	129,810	356,149
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	234,492	320,701
Net Cash provided by (used in) Operating Activities	(61,778)	(53,057)
INVESTING ACTIVITIES		
Fixed Asset - net	(2,750)	(40,627)
Net Cash provided by (used in) Investing Activities	(2,750)	(40,627)
FINANCING ACTIVITIES		
Long-Term Loans From Partners	3,520	-
APIC	59,550	(58,550)
Net Cash provided by (used in) Financing Activities	63,070	(58,550)
Cash at the beginning of period	1,494	153,728
Net Cash increase (decrease) for period	(1,458)	(152,234)
Cash at end of period	36	1,494

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

UEL Esports, Inc ("the Company") was formed in Delaware on February 20th, 2024. The Company plans to earn revenue by hosting games provided by various game developers and selling this gaming audience to these developers for advertising, testing and development. The Company's headquarters is in Seaford, Delaware. The Company's customers will be located in the United States.

Reorganization under Common Control

On February 20, 2024, UEL Esports, Inc. was established as a Delaware C-Corporation. On the same date, UEL Sports, Inc. became the parent entity to Ultimate End Gamers League, LLC, which was formed in the Commonwealth of Virginia on February 14th, 2020. The scope and operations of this company, however, remained unchanged. This change was made to facilitate the Company's growth strategy and better align with its future capital-raising and operational objectives. There was no change in ownership, control, or operations as a result of this reorganization.

The reorganization qualifies as a transaction under common control in accordance with ASC 805-50, Business Combinations — Transactions Between Entities Under Common Control. As a result, the financial statements have been prepared on a carryover basis of accounting, whereby the historical financial information of Ultimate in Gamers League, LLC has been combined with the financial statements of UEL Esports, Inc. for all periods presented. No adjustments were made to the carrying amounts of assets, liabilities, or equity as a result of the reorganization.

To facilitate comparability, these financial statements present the financial position, results of operations, and cash flows as if UEL Esports, Inc. existed as the reporting entity for all periods prior to February 20, 2024. The historical activity of Ultimate in Gamers League, LLC is reflected as the historical activity of UEL Esports, Inc. in the accompanying financial statements.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that The Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The

Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern.   The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities.

<u>Use of Estimates and Assumptions</u>

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation, or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $36 and $1,494 in cash as of December 31, 2023 and December 31, 2022, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.
The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

Inventory consisted primarily of merchandise. Inventory contained by the company was not material during the period under review.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Gaming Chairs	4-5	3967	817	-	3,150
Gaming monitors (Dell)	5	6300	1,296.75	-	5,003
Other Gaming Monitors	5	3810	724		3,086
TVs	5	9000	720	-	8,280
Seiki TV	5	5500	3,222	-	2,278
Accessories	3-5	14130	2,908	-	11,222
Stage	5	12000	7,030	-	4,970
Keyboards	5	1400	0	-	1400
Laptops	3-5	1500	0	-	1500
Mice	5	570	0	-	570
Headset	5	1450	0	-	1450
Cameras	5	1250	0	-	1250
Total		60,877	16,718	-	44,158

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling its gaming audience to gaming developers who are seeking an audience to play their games to raise awareness as well as for further testing and development. The Company's payments are generally collected in advance of service or initiation of services. The Company's primary performance obligation is to maintain its players by hosting various matches, thereby remaining a useful option for developers.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of software applications and related expenses for independent contractors.

Equity-Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible. The number of options issued and outstanding as at December 31, 2023 stands at 750,000. The number of full diluted securities issued and outstanding at this time stands at December 31, 2023 10,086,670.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The company made use of loans from partners during the period under review. This was due on demand and attracted 0% interest charges.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The company had no substantial convertible notes or SAFE notes during the period under review. The company made use of loans from partners as described in Note 3.

NOTE 6 – EQUITY

The Company has authorized 100,000,000 of common shares with a par value of $0.0001 per share. 9,036,670 shares were issued and outstanding as of 2022 and 2023.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 7, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

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Where Gamers Go Pro

The Ultimate Endgamers League (UEL) is more than just a league—it's a movement, an ecosystem, and a revolution in competitive gaming. UEL takes everything you think you know about esports, flips it on its head, and delivers an unmatched experience that celebrates versatility, mastery, and innovation. We don't just crown champions. We build legacies. Whether you're a gamer, a developer, or an aspiring talent in the esports world, UEL is the platform that gives everyone a chance to shine. We believe our efforts have already reached a rapidly growing audience, leveraging collaborations and production capabilities to expand further into mobile gaming and interactive broadcasting, redefining how gaming is experienced and shared.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



UEL
WHERE GAMERS GO PRO
Sustainable Esports League
Incubator for all Developers

Get Equity
$1.49 Per Share

MIN INVEST $250.32

VALUATION $15.03M

REASONS TO INVEST



Aiming to Revolutionize Esports: We believe UEL is the world's only esports League where gamers can master shooters, racers, sports, strategy, and fighters. We guarantee cross-genre play, celebrating adaptability and versatility, both for our gamers and our vision as a company. We don't play by the rules of traditional esports because we're too busy attempting to create the future of competitive gaming.

Future-Oriented Gaming Ecosystem: UEL isn't tied to a single game—we thrive on diversity, making us sustainable in a shifting industry. For developers, we're an incubator, offering real-time feedback, visibility, and a platform to showcase their games—all at a fraction of the cost. Meanwhile, our Gamers First initiative prioritizes mental and physical health. Together, this ecosystem fuels innovation, engagement, and lasting growth, redefining competitive gaming.

Well Positioned: With esports garnering $1.5+ billion and gaming projected at $500+ billion globally, UEL aims to expand into mobile gaming and interactive broadcasting, with a vision to influence the future of competitive gaming.

TEAM



Titus Walker • Founder & CEO, Director, Principal Accounting Officer

Titus has over a decade of experience building communities and driving over $10 million in revenue, Titus Walker is a visionary leader redefining the esports industry. As the founder of UEL, the world's most expansive multi-genre gaming platform, Titus isn't just building a league—he's creating opportunities that transform lives. His mission is simple but bold: to empower gamers, developers, and creatives to reach their dreams. By uniting competition, innovation, and community, Titus is building a platform that celebrates versatility, unlocks potential, and shapes the future of esports for everyone.

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Anthony Lucas Fuentes • Chief Operations Officer

Anthony Fuentes has been instrumental in driving UEL's growth by building a robust organizational structure, implementing comprehensive rules and guidelines, and elevating professionalism within the league. A seasoned entrepreneur, Anthony successfully owned and operated an Armed Executive Protection security company from 2014 to 2022. As a U.S. Navy veteran, he brings discipline, strategic leadership, and operational expertise to UEL, playing a pivotal role in shaping the future of esports.

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Peter Irving • Chief Strategy Officer

Peter Irving is a seasoned strategist and entrepreneur with extensive experience in esports, experiential marketing, and health technology. As UEL's Chief Strategy Officer and Board Member, he drives strategic growth, expanding UEL's reach and community engagement in competitive gaming. He also serves as Chief Strategy Officer and Board



Member for Tickitin Experiences & Enrgbreeze, and Strategic Leader at Basin Street Technologies, fostering innovation in immersive experiences, health solutions, and satellite broadband infrastructure.

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Owais Farooqui • Chief Marketing Officer

Dynamic and experienced, Owais has over 20 years of expertise in digital marketing and business development. He has held senior roles at leading companies, including, Yahoo!, Atari, King Digital, and Discovery Communications.

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Ryan Grieb • Chief Innovation Officer

Ryan leverages his extensive technology, intelligence, and investment background to drive growth and innovation. A Navy veteran and former government analyst, Ryan brings over 15 years of data analysis, strategic leadership, and business development expertise to position UEL as a flagship organization.

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Peter Wettergreen • Chief Technology Officer

Peter Wettergreen brings over 30 years of comprehensive experience in IT, cybersecurity, and digital infrastructure, bridging the gap between technical teams, stakeholders, and end-users. He coordinates hardware sponsorships, production logistics, and player technical support, ensuring seamless operations and continual innovation.

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Dr. Alyse Munoz, LCSW • Chief Wellness Officer

Alyse, a licensed clinical social worker and mental performance consultant, is an expert in mental health and wellness for elite performers. With over ten years of experience in the human performance and wellness domain for military and first responder populations, she brings empathy and strategic vision to cultivate a resilient gaming culture. She leads wellness, performance, and educational initiatives for UEL that are aligned with our 'Gamers First' motto.

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Andy Andre • Chief Construction Officer

Andy Andre plays a vital role in UEL's operations, overseeing venue design, stage production, and construction to ensure projects align with the league's strategic objectives and standards. Collaborating closely with senior management, Andy ensures seamless execution across all initiatives, delivering high-quality, functional event spaces that elevate the UEL experience.

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Jesse White • UEL Commissioner

Jesse's 13+ years of experience as an attorney, sports agent, and business operations expert contribute to a proven track record of driving growth and operational excellence across diverse industries, including food service, professional sports, e-sports, and healthcare. His expertise in team leadership and process development fosters synergy between team operations and league policies, enabling him to thrive as the Commissioner of the UEL.

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THE PITCH

Born to Disrupt:

When the UFC started, it didn't just introduce another combat sport. It revolutionized competition, combining styles, pushing athletes to their limits, and creating a stage for the most versatile fighters in the world.

We believe UEL (Ultimate Endgamers League) is doing the same for esports. Our innovative "Wheel" mechanic aims to redefine competition by showcasing the world's most versatile gamers. Competitors must weave in and out of shooting, fighting, sports, strategy, and racing games to claim victory. Just like the UFC celebrates mixed martial arts, we celebrate ultimate mastery in gaming (Endgaming).

EMPOWERING ENGAMING

Cross-Genre Gameplay with Real-World Impact:
The UEL Wheel challenges competitors to prove their **versatility and adaptability across genres,** honing skills like hand-eye coordination, spatial awareness, and quick decision-making.

Mortal Kombat

Smash Bros.

Unmatched Competition Structure:
The **UEL Combines** discovers next gen gaming superstars, the **UEL Draft** builds diverse, competitive teams, and the **UEL Season** crowns champions in a journey of endurance and excellence.

Breaking Free from Single Developers:
Unlike traditional leagues, UEL's **multi-developer strategy** ensures **resilience** and a **dynamic experience** for everyone involved.

Global Reach:
From the **U.S. to Africa,** with upcoming expansions in **Southeast Asia** (Vietnam HQ) and **India**, UEL is uniting gamers from all corners of the world.

Real-World Skill Application:
Gamers develop **skills directly applicable** in industries like teachers, business consultant, and project management, creating **career pathways beyond gaming.**

Founded by industry experts with years of gaming and esports experience, we believe UEL is strategically positioned to tap into the $1.5+ billion global esports market. Our efforts aim to attract a growing audience through partnerships and production capabilities. UEL isn't just keeping up with the industry—we're setting new standards in competitive gaming.


No money in gaming!
You're too young
Gaming isn't a career
That's too many games
Landyn
H.S. Student
flyingkittens9000
ENDGAMER

ESPORTS AUDIENCE

Over 500+ Million viewers globally, with rapid annual growth, showcasing a thriving and engaged gaming community.

MARKET VALUE

Esports is projected to soar to **$1.5–$2 billion in revenue,** a small yet rapidly growing part of the **gaming industry,** which **exceeds $500 Billion globally**—cementing its place as the largest and fastest-evolving entertainment sector in the world.

Source | Source | Source

the PROBLEM & OUR SOLUTION

Why Esports Needs Innovation

Only one percent of one percent of gamers ever get the chance to go pro—and only if they focus on a single, dominant title. This system blocks 99.9% of talented players, sidelining their dreams. Developers face similar challenges: of the ~14,000 games made every year, only a handful gain visibility due to market saturation and sky-high marketing costs (up to 50% of budgets).

The esports industry, worth $1.5+ billion, is dominated by a few games, creating a fragile ecosystem that excludes versatile gamers and independent developers. Traditional platforms fall short because they:

- Rely on Single Titles, creating an unsustainable model.
- Limit Gamers' Opportunities, ignoring talent that doesn't fit a narrow mold.
- Fail to Innovate, leaving the demand for diverse competition unmet.
- Disconnect Sponsors, who struggle to reach untapped audiences.


TLG
UEL ENDGAMER & VET
Top tier fighter +
IAMHERBB
UEL ENDGAMER & VET
Top tier fighter +
OVERLOOKED
TALENT & GAMES
Market saturation drives costly marketing, leaving many games unnoticed and limiting opportunities for gamers in esports.
ASHWUPIN
ROOKIE
Shooter Specialist

We believe this is a broken system. Gamers deserve a stage to prove their versatility. Developers need affordable platforms to showcase their creativity. Fans and sponsors crave more engaging, inclusive formats.

The industry needs a revolution—and UEL is aiming to lead the charge.

Aiming to Redefine Esports for Gamers, Developers, and Fans

The Ultimate Endgamers League (UEL) addresses the shortcomings of traditional esports by creating a sustainable, inclusive, and innovative ecosystem that benefits gamers, developers, and fans alike:



Cross-Genre Competition: At the heart of UEL is our groundbreaking "Wheel", which guarantees cross-genre play and inclusivity. We've built a league centered on Endgamers—players who master diverse genres—creating competitions that showcase versatility like no other.

Empowering Developers: UEL acts as an incubator, giving developers an affordable platform to showcase games, gain visibility, and refine their titles with real-time feedback—all without breaking the bank.



RAFIKI
ENDGAMER

Gamers First: Our Gamers First initiative prioritizes mental and physical health, ensuring players thrive both in competition and in life.

Innovating Engagement: By combining interactive broadcasts, mobile integration, and scalable revenue models, UEL delivers unmatched value to gamers, developers, and sponsors.
Inclusive Opportunities: By embracing multiple genres and new titles, UEL creates pathways for 99.9% of gamers and games that traditional platforms ignore.

In UEL, gamers don't just stick to what they know—they evolve. Many enter the League proficient in just a few games, but as they compete, they become masters of multiple categories. Earning the title of Endgamer.



THE UEL EFFECT
MULTI-DISCIPLINARY MASTERY

	FlyingKittens 15 Years Old	xRaY-Aspect 25 Years Old	ChickenTech 32 Years Old	Havoc2YourFace 38 Years Old	POPyeah83 40 Years Old
ENTERED UEL:	Season 5	Season 6	Season 6	Season 7	Season 7
BEFORE UEL:	Fortnite and COD	League of Legends, Star Craft, Guilty Gear	Rainbow Six Siege, MK, Tekken, PUBG, Diablo 3, Roller Champs, Knockout City , DBD	League of Legends, Tarkov	NBA 2K and Madden

IN UEL: (Currently Season 9)

SHOOTERS:
Titian Fall, Valorant, Tarkov, Overwatch, Rainbox Six Siege, Fortnite, COD, Halo, The Finals, Apex

FIGHTERS:
DB Fighterz, Mortal kombat , Street Fighter , DNF, Tekken, Guilty Gear Strive, Smash Bros, KOF, Blazblue: Central Fiction, Skull girls, Die by the Blade

RACERS:
Hot Wheels, WreckFest, N4S, Moto GP, F1, Jected Rivals, Lumina Rush, Forza, Crash Team Racing

SPORTS:
FIFA, NBA 2k, Roller Champions, Tony Hawk 1&2, UFC, NHL, College Football 25

STRATEGY:
DBD, WWE, Friday 13, LOL, Fall Guys, Star Craft, Tabs, For Honor, Texas Chainsaw Massacre, Yugioh, Midnight Ghost Hunt, Checkmate Showdown, Maelstrom, Final Stand Ragnarok

THE MARKET
Industry

The global gaming industry is a colossal force, engaging over 3.3 billion gamers worldwide and projected to generate $500+ billion in revenue in 2025 (source). Within this vast landscape, the esports sector is projected to surpass $1.87 billion by 2025, driven by rapid growth in viewership, sponsorships, and interactive platforms (source). With over 500 million viewers globally, esports is expanding at a 14.4% compound annual growth rate (CAGR) (source).

We believe UEL is strategically positioned to cater to versatile gamers, brands, and sponsors seeking an inclusive platform that bridges competitive gaming with emerging trends like mobile esports and interactive broadcasting.



In just two seasons, UEL has captured 900,000 live views and delivered over 7.6 million minutes of streamed content—a testament to the growing demand for our revolutionary cross-genre esports platform. Backed by industry leaders and visionary partners, UEL is gaining momentum as a disruptor. With plans to expand into mobile gaming and interactive broadcasting, we're charting bold new paths to redefine the future of competitive gaming.



UEL is developing an immersive 3D virtual Arena that aims to revolutionize how fans engage with esports. Controlled by our in-house production team, this platform will allow viewers to explore, connect with others, and watch matches in real time—all within a dynamic, interactive space. Once completed, this innovation will set a new standard for audience engagement in the esports industry.

The below 3D virtual arena is not yet available on the market and currently in development

01:48

Built For Growth

UEL unlocks multiple scalable revenue opportunities, positioning us to drive growth and profitability through:

- **Tournaments and Events:** Sponsorships, ticket sales, and global broadcasts of our combines, drafts, and season matches, creating high-profile engagement and community-driven events.
- **Developer Collaborations**: Featuring games on the UEL Wheel, offering developers global visibility and real-time feedback from top-tier players. These partnerships include sponsorship tiers, game incubation, and marketing services.
- **Publishing Platform**: Becoming a publisher of UEL Wheel games, generating revenue from game sales, marketing, and distribution. Developers partner with UEL to feature their titles on our platform and reach diverse audiences.
- **Localized Community Hubs:** Establishing UEL hubs and hosting skill challenges and tournaments in local gaming centers worldwide, driving grassroots engagement and expanding reach.
- **UEL TV**: Content Monetization: Leveraging UEL TV for exclusive content, including live matches, behind-the-scenes stories, skill challenges, and educational programming, monetized through ads, subscriptions, and partnerships.
- **Merchandising and Licensing:** Offering branded merchandise like jerseys, gaming chairs, and collectibles, connecting fans to the UEL experience while expanding brand visibility.

WHY INVEST

Header

We believe UEL isn't just redefining esports—it's bringing gaming back to its roots while shaping its future. Growing up, gaming was about versatility, creativity, and fun—jumping from one genre to another and proving you were good at it all. That's what we're recreating. With UEL, we're not just finding the best gamers in specific titles; we're discovering who the best gamers in the world truly are.

Our unique cross-genre format has already proven its ability to captivate players and audiences alike. But this is just the beginning. With your investment, we'll take this proven concept to the masses, giving gamers everywhere the chance to compete the way they've always dreamed and shining a light on a League that breaks boundaries.

This is more than a league—it's a movement that's empowering gamers, uniting communities, and transforming the competitive gaming landscape. Now is the time to be part of the innovation of esports.


INNOVATION AWAITS!
ULTIMATE ENDGAMERS
SurfThing
THE OMNIVERSE
RACING AMERICA
UNCHAINED
TICKITIN
BROOKLAN
GRINDSTONE
THE MIRROR
ALPHA

ABOUT

**3555 BOWMAN RD
SEAFORD, DE 19973**

WEBSITE
View Site ↗

The Ultimate Endgamers League (UEL) is more than just a league—it's a movement, an ecosystem, and a revolution in competitive gaming. UEL takes everything you think you know about esports, flips it on its head, and delivers an unmatched experience that celebrates versatility, mastery, and innovation. We don't just crown champions. We build legacies. Whether you're a gamer, a developer, or an aspiring talent in the esports world, UEL is the platform that gives everyone a chance to shine. We believe our efforts have already reached a rapidly growing audience, leveraging collaborations and production capabilities to expand further into mobile gaming and interactive broadcasting, redefining how gaming is experienced and shared.

TERMS

UEL Esports

Overview

PRICE PER SHARE
$1.49

VALUATION
$15.03M

DEADLINE ⓘ
Dec. 27, 2024 at 7:49 PM UTC

FUNDING GOAL ⓘ
$124K - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$250.32

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$123,999.29

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
83,221

MAX NUMBER OF SHARES OFFERED
828,859

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$63,895	$63,942
Cash & Cash Equivalents	$36	$1,494
Accounts Receivable	$5,900	$5,000
Short-Term Debt	$0	$0
Long-Term Debt	$0	$0
Revenue & Sales	$10,715	$61,213
Costs of Goods Sold	$3,758	-$338
Taxes Paid	$0	$0
Net Income	-$296,271	-$373,757

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus

For family, friends, and friends of family, your support of UEL Esports Inc. means extra bonus shares!

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks | 2% bonus shares

Early Bird 2: Invest $1,000+ within the first 2 weeks | 4% bonus shares

Early Bird 3: Invest $5,000+ within the first 2 weeks | 10% bonus shares

Early Bird 4: Invest $10,000+ within the first 2 weeks | 15% bonus shares

Early Bird 5: Invest $25,000+ within the first 2 weeks | 35% bonus shares

Early Bird 6: Invest $50,000+ within the first 2 weeks | 40% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 7% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 8% bonus shares

Amount-Based Perks

Fan Favorite: $2500+ | 5% bonus shares, plus an exclusive UEL Esports branded merchandise item.

Game Changer: $10,000+ | 7% bonus shares, includes UEL Esports exclusive t-shirt and cap.

Strategy Session: $5,000+ | Receive a virtual meet-and-greet with a top esports player and 5% bonus shares.

VIP Game-day: $15,000+ | All previous perks plus VIP access to one event, behind-the-scenes tour, and 12% bonus shares.

Hall of Fame: $25,000+ | Includes private gaming session with esports experts, all gear from previous tiers, and 20% bonus shares.

Endgamers Lounge: $50,000+ | Investment gets a named position in an advertising space, all perks from previous tiers, plus 25% bonus shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

UEL Esports Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.49 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $149. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

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Cancel anytime before 48 hours before a rolling close or the offering end date.



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FAQS

How much can I invest? ⌃

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares? ⌃

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these

regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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Terms of Use Privacy Policy Disclaimer Annual Reports Form CRS Reg. BI Disclosure

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors
Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:28 PM 02/20/2024
FILED 04:28 PM 02/20/2024
SR 20240591983 - File Number 3141655

CERTIFICATE OF INCORPORATION

UEL Esports, Inc.

__FIRST:__ The name of the corporation is UEL Esports, Inc.

__SECOND:__ Its Registered Office is to be located at 3555 Bowman Drive, Seaford, Delaware 19973 in the county of Sussex. The Registered Agent in charge thereof is Titus Walker.

__THIRD:__ The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

__FOURTH:__ The amount of the total authorized capital stock of this corporation is One Hundred Million, (100,000,000) common shares all of which shall have a par value of $.0001.

__FIFTH:__ The name and mailing address of the incorporator is as follows:

Lawrence A. Kirsch
41 State Street
Albany, New York 12207

I, THE UNDERSIGNED, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein are true, and I have accordingly hereunto set my hand this 20th day of February, 2024.

Lawrence A. Kirsch

Incorporator
LAWRENCE A. KIRSCH
41 State Street
Albany, New York 12207